

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

August 1, 2006

Mr. Derek Price
Chief Financial Officer
Glencairn Gold Corporation
6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6

      Re: Glencairn Gold Corporation
               Form 40-F/A for Fiscal Year Ended December 31, 2005
               Filed April 3, 2006
               File No. 1-32412

Dear Mr. Price:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F/A for the fiscal year ended December 31, 2005

Exhibit 99.1

Description of Business, page 14

Processing, page 25

1.   We note your statement that "The precious metal sludge collected in the cells is
        then smelted in a furnace and poured into dorè buttons that are shipped off-site for
        refining." Please tell us how you account for the inventory held by refineries and
        any other off-site locations and which party retains legal title to the inventory
        when it is located at an off-site location. Additionally, please confirm, if true, that
        this inventory is reported on your balance sheet in the in-process inventory line
        item or otherwise advise.

Environmental Considerations, page 33

2.   We note your statement that "There are no closure requirements (including
        financial assurance) for the mine, shop, mill and offices area, as these are
        considered by the government to be of historic and tourist interest. Closure
        requirements for the tailings dam are currently being evaluated." Please tell us
        how you have evaluated your asset retirement obligation with respect to this mine
        and whether or not you have reflected a liability for closing the tailings dam as of
        the end of the periods reported.

Exhibit 99.2

1. Nature of Operations, page 5

(c) Revenue recognition, page 5

3.   Please expand your revenue recognition policy to explain how you determine that
        title has passed and what price to charge the customer. Please tell us whether or
        not you have any provisionally priced sales arrangements and how you account
        for them under both Canadian and US GAAP.

(h) Product inventory, page 6

4.   With respect to your ore on heap leach pads, please expand your disclosure to
        specifically address the following items:

- Explain how costs relating to *materials on the leach pad* are captured and classified from the time materials are extracted from the mine to the final sale. This description should identify key stages in this conversion process. Additionally, please clarify the nature of the costs included in "current mining costs." Indicate whether or not the amount classified in inventory includes all costs, both direct and indirect, of producing the inventory. Clarify whether or not you capitalize depreciation, depletion and amortization as a component of the cost of your inventory.

- Disclose the length of time it takes for gold, silver, copper, and/or other metal to be recovered from the leach pad.

- Explain that the ultimate recovery is unknown until leaching is completed at the end of the leach pad's life.

- Disclose when current leaching operations are scheduled to cease.

We note your related disclosure regarding in-process inventory.

<u>In-process Inventory, page 6</u>

5.   Please expand your disclosure to explain what you mean by "mill in-circuit and leach in-circuit inventories" to enhance investor understanding.

<u>(k) Property, plant and equipment, page 7</u>

6.   We note that you amortize producing properties over estimated mineral reserves using ounces of gold. Please expand your disclosure to clarify what you mean by ounces of gold. Note that for US GAAP, proven and probable reserves is used as the depletion base.

<u>10. Asset Retirement Obligations, page 12</u>

7.   With respect to the Limon mine and your associated asset retirement obligation, we note your statement that "In 2005, the estimated future discounted cash flows decreased by $900,000 due to the removal of the soil cover requirement for the tailings impoundment area." Please expand your disclosure to explain the facts and circumstances surrounding the removal of this requirement.

21. Differences in Generally Accepted Accounting Principles between Canada and the United States, page 27

(b) Depreciation and depletion

8.   We note your statement under item (i) that "Pursuant to Accounting Principles Board Opinion No. 16 "Business Combinations", the measurement date for US GAAP purposes was the day the acquisition was announced." Please note that APB 16 was superseded by SFAS 141, which indicates under paragraph 48 that "The date of acquisition (also referred to as the acquisition date) ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. However, the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated." Please tell us how this adjustment complies with the guidance under SFAS 141 or revise your presentation as necessary.

i) Common shares, page 32

9.   Please add disclosure to explain the adjustment for the "Reversal of reduction in the paid-up share capital on the common shares of Black Hawk."

j) Deficit, page 33

10.   Please add disclosure to explain the adjustment for the "Property, plant and equipment write down."

Exhibit 99.3

Management's Discussion and Analysis, page 1

Other Expenses, page 6

11.   We note your statement that "In early November 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations." Please tell us and in future filings expand your discussion to explain the affect this has had and will have on your short and long-term liquidity.

Contractual Obligations, page 8

12.   Please reconcile the total amount shown for site reclamation and closure of
        $2,846,000 with the total per the balance sheet of $1,882,000.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief